EXHIBIT 12.2

MID-AMERICA APARTMENTS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months Ended
	June 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations	$34,436	$60,003	$30,526	$17,403	$18,269	$21,702
Equity in loss (income) of unconsolidated entities	(102)	223	593	1,149	816	844

Income from continuing operations before equity in loss (income) of unconsolidated entities	34,334	60,226	31,119	18,552	19,085	22,546
Add:
Fixed charges	30,590	57,251	54,956	56,169	55,841	54,499
Deduct:
Capitalized interest	872	1,905	1,156	66	252	826

Total Earnings (A)	$64,052	$115,572	$84,919	$74,655	$74,674	$76,219

Fixed charges:
Interest expense	$28,190	$52,249	$51,202	$53,803	$53,510	$51,650
Amortization of deferred financing costs	1,528	3,097	2,598	2,300	2,079	2,023
Capitalized interest	872	1,905	1,156	66	252	826

Total Fixed Charges (B)	$30,590	$57,251	$54,956	$56,169	$55,841	$54,499
Ratio of Earnings to Fixed Charges (A/B)	2.1x	2.0x	1.5x	1.3x	1.3x	1.4x